                                                      Registration No. 333-67166
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                               AMENDMENT NO. 2 TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             -----------------------

                       CHROMAVISION MEDICAL SYSTEMS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                    DELAWARE                                                     75-2649072
(State or Other Jurisdiction of Incorporation or                   (I.R.S. Employer Identification Number)
                  Organization)

                               33171 PASEO CERVEZA
                      SAN JUAN CAPISTRANO, CALIFORNIA 92675
                                 (888) 443-3310
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                             -----------------------

                           DOUGLAS S. HARRINGTON, M.D.
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                       CHROMAVISION MEDICAL SYSTEMS, INC.
                               33171 PASEO CERVEZA
                      SAN JUAN CAPISTRANO, CALIFORNIA 92675
                                 (888) 443-3310
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent for Service)

                                   COPIES TO:
                            ROY J. SCHMIDT, JR., ESQ.
                           GIBSON, DUNN & CRUTCHER LLP
                             333 SOUTH GRAND AVENUE
                              LOS ANGELES, CA 90071
                                 (213) 229-7000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

                             -----------------------

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION DATED OCTOBER 19, 2001


PRELIMINARY PROSPECTUS

================================================================================

                                5,964,194 SHARES
                              [CHROMA VISION LOGO]
                       CHROMAVISION MEDICAL SYSTEMS, INC.
                                  COMMON STOCK

--------------------------------------------------------------------------------

        This prospectus relates to the offer and sale from time to time of up to an aggregate of 5,964,194 shares of our common stock (including the associated rights to purchase shares of our Series C Preferred Stock):

        - issued or issuable upon conversion of our Series D 5% Cumulative Convertible Preferred Stock (which we call the "Series D Preferred") purchased from us in a private placement on July 10, 2001 and as dividends on the Series D Preferred;

        - issued or issuable upon exercise of warrants to purchase shares of our common stock issued in the July 10, 2001 private placement (which we call the "2001 Warrants");

        - issued or issuable upon exercise of warrants purchased from us in a private placement completed on September 28, 2000; and

        - purchased from us in private placements completed on September 28, 2000 and various dates in 2001.

        This prospectus also relates to additional shares of common stock which may become issuable upon conversion of the shares of Series D Preferred and exercise of the warrants issued on September 28, 2000 and the 2001 Warrants referred to above resulting from the anti-dilution adjustments applicable to such securities and from stock splits, stock dividends, or similar transactions involving our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders identified in this prospectus.

        The selling stockholders may sell the shares at prices determined by the prevailing market price for the shares or in negotiated transactions. The selling stockholders may also sell the shares to or with the assistance of broker-dealers, who may receive compensation in excess of their customary commissions.



        Our common stock is traded on the Nasdaq National Market under the symbol "CVSN." On October 18, 2001, the last reported sale price of our common stock was $4.23 per share.


                   ------------------------------------------

             BEFORE BUYING ANY SHARES YOU SHOULD READ THE DISCUSSION
              OF MATERIAL RISKS OF INVESTING IN OUR COMMON STOCK IN
                       "RISK FACTORS" BEGINNING ON PAGE 5.

                   ------------------------------------------

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and incorporated herein by reference. It is not complete and does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully, and you should consider the information set forth under "Risk Factors," as well as the information incorporated by reference.

        Statements in this prospectus describing our plans, goals, strategies, intentions, expectations and anticipated events are forward-looking statements. These statements are based upon a number of assumptions and estimates which are inherently subject to significant risks and uncertainties, many of which are beyond our control and reflect conditions which are subject to change. Important factors which could cause actual results to differ materially from those described in such forward-looking statements include those set forth in "Risk Factors."

        All of the forward-looking statements made or incorporated by reference in this prospectus are qualified by these cautionary statements, and you are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief or expectation only as of the date of this prospectus. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this prospectus or to publicly release the results of any revisions to the forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus. In addition to the disclosure contained in this prospectus, you should carefully review any disclosure of risks and uncertainties contained in other documents we file or have filed from time to time with the Securities and Exchange Commission according to the Securities Exchange Act of 1934, as amended.

                                   THE COMPANY

        We develop, manufacture and market the ACIS(TM) automated cellular imaging system, which is designed to substantially improve the accuracy, sensitivity and reproducibility of cell imaging. Unlike manual methods of viewing and analysis, ACIS combines proprietary, color-based imaging technology with automated microscopy to assist the pathologist in making critical medical decisions. In July, 1999, the U.S. Food and Drug Administration, which we call the "FDA," granted clearance for the use of the ACIS system to assist the pathologist to detect, count and classify cells of clinical interest based on recognition of cellular objects of particular color, size and shape. The ACIS system is a versatile digital microscope system with multiple capabilities that can be readily adapted to conduct slide-based tests using a variety of stains and reagents. A number of capabilities are commercially available and numerous additional tests are in various stages of development.

INDUSTRY OVERVIEW


        A critical aspect in diagnosing disease and making treatment decisions for patients with diseases such as cancer, infectious disease and genetic disorders, is identifying cells and organisms that have specific characteristics. Generally, this is done using manual microscopy in which a test is performed by a laboratory professional on specimens taken from patients. These specimens are placed on slides and are stained to permit a pathologist to distinguish features of the cells having diagnostic significance. These tests often require precise quantification of the number of affected cells in a sample or the intensity of color of these stained cells. The inability to reproduce and precisely quantify the result may cause misdiagnosis or inappropriate treatment recommendations.



        Manual microscopy works well for simple diagnoses and for cases where disease is obvious. However, manual microscopy can be highly laborious and subjective. Pathologists often need to review samples containing a large number of cells, ranging from several thousand to millions of cells. It can be difficult to identify rare events, such as finding a few cancer cells in a patient sample containing millions of cells. For example, data submitted to the FDA in our regulatory filing showed that pathologists using manual microscopy correctly identified positively-stained cells in a bone marrow specimen in only 49% of the cases, as compared to 100% for the same pathologists using the ACIS.

        A significant need exists in the laboratory testing market for a standardized system for slide and cell-based tests that will improve the accuracy and consistency of test results. This is one of the last areas within the laboratory where physicians still read and analyze tests manually, where standardization is minimal, proficiency testing is not routinely practiced and inter-laboratory controls are not used. These testing limitations have resulted largely from a lack of enabling technologies.

THE ACIS SOLUTION

        The ACIS is designed to complement the skills of pathologists by assisting them in generating more accurate, specific and reproducible results and reducing the subjectivity associated with current manual testing methods. We believe that the ACIS system assists health care providers to improve the accuracy and consistency of patient test results and to lower health care costs for the following reasons:

        - Increased Sensitivity. In a validation study included in our FDA submission, the ACIS showed a 300% increase in detection sensitivity over traditional manual methods. In a separate internal study, the ACIS was able to reproducibly find one cytokeratin-positive cell among a sample containing over 100 million cells.

        - Flexibility. The ACIS can be used to assist in the analysis of a wide range of diseases by identifying and quantifying a variety of stains and staining characteristics used to mark diseased cells. In addition, the system's color recognition technology allows the ACIS to be configured to be compatible with most new reagents and stains that have been developed in the industry.

        - Reproducibility and Direct Visualization. The ACIS provides a very high degree of reproducibility. In clinical trials, the ACIS instruments reproduced results with 95% consistency, compared to the 72% reproducibility of manual microscopy. In addition, the ACIS system allows for the digital storage of high resolution images of patient samples, which can be later accessed and revisited by pathologists. The system also has the ability to generate a full-color patient report in both electronic and hard copies for transmittal and review by the physician.

        - Standardization. The reproducibility attained by the ACIS provides the opportunity for multiple laboratories to arrive at consistent results. Currently, standardization of results has not been achieved in the manual microscope analysis of the applications that we have developed or ones that are targeted for development.

        - Automation. The ACIS provides a high degree of automation to the testing process. Up to 100 patient samples can be loaded and scanned unattended for review by a pathologist at a later time, saving time for both the pathologist and the laboratory professional.

COMPANY STRATEGY

        Our goal is to establish the ACIS system as the preferred imaging platform to assist in cell-based analysis in the health care industry. In pursuit of that goal, we will:

        - use the flexibility of the ACIS platform and our FDA clearances to develop and commercialize numerous applications;

        - offer the ACIS to customers on a "fee-per-use" basis to encourage rapid adoption by eliminating capital expenditure barriers and obsolescence concerns;

        - continue to establish third party reimbursement under existing codes on levels which are higher than those available for manual microscope analysis;

        -       continue to build a direct sales and marketing organization; and

        - continue to collaborate with leading pathology testing centers, opinion leaders and other third parties to assist in developing new applications for the ACIS and enhance our marketing and distribution capabilities.

        There is considerable uncertainty as to whether these strategies can be implemented successfully, and we cannot assure you that we will be successful in doing so.

                                HOW TO CONTACT US

        Our principal executive offices are located at 33171 Paseo Cerveza, San Juan Capistrano, California 92675, and our telephone number is (888) 443-3310. We were incorporated in 1996 in Delaware.

        As used in this prospectus, the terms "we," "us," "our company," and "ChromaVision" mean ChromaVision Medical Systems, Inc. and its subsidiaries.

                                  RISK FACTORS

        In addition to the other information in this prospectus, you should carefully consider the following factors in evaluating an investment in the shares of our common stock.

        WE HAVE A HISTORY OF OPERATING LOSSES, AND OUR FUTURE PROFITABILITY IS UNCERTAIN.

        Since our inception in 1993 as a division of XL Vision, Inc., we have incurred losses totaling $56.9 million through June 30, 2001, principally associated with the research and development of our ACIS technology, the conduct of clinical trials, preparation of regulatory clearance filings and the development of our sales and marketing organization to commercialize the ACIS. Although leasing and sales of the ACIS have been encouraging since we began the commercial distribution of the ACIS in late 1999, we may not be able to achieve profitable operations at any time in the future.

        OUR BUSINESS IS HIGHLY DEPENDENT ON MARKET ACCEPTANCE OF THE ACIS, AND IT IS UNCERTAIN WHETHER THE ACIS WILL ACHIEVE THAT ACCEPTANCE.

        Market acceptance of the ACIS depends on a number of variables, including, but not limited to, the following:

        -       the ability of the ACIS to perform as expected;

        - our ability to successfully market the ACIS and widespread acceptance by patients, physicians, third party payors and laboratories of the ACIS to run the tests performed using it;

        - our ability to develop a significant number of tests performed with the ACIS; and

        - the amount of reimbursement by third party payors for a test performed using the ACIS.

        A viable commercial market for ACIS applications may not develop, the ACIS may not perform as expected and the favorable reimbursement amounts presently being experienced for ACIS testing may not continue to be available in the future.

        WE WILL REQUIRE ADDITIONAL FINANCING, AND IT IS UNCERTAIN WHETHER THAT FINANCING WILL BE AVAILABLE.

        We currently estimate that our existing capital resources will enable us to sustain operations well into 2002. We have expended and will continue to expend substantial funds for research and development, clinical trials and manufacturing and marketing of our system. Our need for capital will be accelerated if we are delayed in bringing applications to market or we fail to achieve the level of revenues from applications in the time frame contemplated by our business plan. We expect that we will need to seek additional funds through equity or debt financings, collaborative arrangements with third parties and from other sources. Additional financing may not be available on terms acceptable to us, if at all. Our inability to obtain sufficient funds may require us to delay, scale back or eliminate some or all of our development activities, clinical studies and/or regulatory activities or to license to third parties the right to commercialize products or technologies that we would otherwise seek to commercialize ourselves.

        WE HAVE LIMITED MANUFACTURING EXPERIENCE AND MAY ENCOUNTER DIFFICULTIES AS WE UNDERTAKE TO MANUFACTURE OUR SYSTEM IN INCREASING QUANTITIES.

        We may encounter significant delays and incur significant unexpected costs in scaling-up our manufacturing operations. In addition, we may encounter delays and difficulties in hiring and training the workforce necessary to manufacture the ACIS in the increasing quantities required for us to achieve profitability. The failure to scale-up manufacturing operations successfully, in a timely and cost-effective manner, could have a material adverse effect on our revenues and income.

        FDA REGULATIONS AND THOSE OF OTHER REGULATORY AGENCIES CAN CAUSE SIGNIFICANT UNCERTAINTY, DELAY AND EXPENSE IN INTRODUCING NEW APPLICATIONS FOR THE ACIS AND PRESENT A CONTINUING RISK TO OUR ABILITY TO OFFER APPLICATIONS.

        Failure to comply with applicable requirements of the FDA or comparable regulation in foreign countries can result in fines, recall or seizure of products, total or partial suspension of production, withdrawal of existing product approvals or clearances, refusal to approve or clear new applications or notices and criminal prosecution.


        Regulatory clearance or approval of applications for the ACIS, including the related software, may be denied entirely or may include significant limitations on the indicated uses for which a product may be marketed. The FDA actively enforces the prohibition on marketing products that have not been approved or cleared and also imposes and enforces strict regulations regarding the validation and quality of manufacturing, including periodic inspection of manufacturing materials. Foreign countries have comparable regulations.


        Manufacturers of medical diagnostic devices are subject to strict federal regulation regarding validation and the quality of manufacturing facilities. Our failure to comply with these quality regulation systems requirements could result in civil or criminal penalties or enforcement proceedings, including the recall of a product or a "cease distribution" order requiring us to stop placing our products in service or selling, any one of which could materially adversely affect our business, results of operations and financial condition. Similar results would occur if we were to violate foreign regulations.

        Changes in existing regulations or adoption of new regulations could affect the timing of, or prevent us from obtaining, future regulatory clearance or adversely affect our business, operations and financial condition.

        WE FACE SUBSTANTIAL EXISTING COMPETITION AND POTENTIAL NEW COMPETITION FROM OTHERS PURSUING TECHNOLOGIES FOR IMAGING SYSTEMS.

        We compete in a highly competitive industry. The current primary source of competition for the ChromaVision ACIS is manual microscopic analysis. Other technologies also compete with the ACIS. Our existing and potential competitors may possess substantially greater resources than we do. We cannot assure you that we will be able to compete effectively with existing or potential competitors. We are aware of at least six companies that are developing or have developed similar products for applications that do not directly compete with the current or intended use of the ACIS. These companies may adapt their systems for other applications in order to compete directly with the ChromaVision ACIS.

        CONSTANT PRESSURE TO CONTROL HEALTHCARE COSTS COULD RESULT IN THIRD PARTY PAYORS LIMITING REIMBURSEMENT FOR TESTS PERFORMED WITH THE ACIS, WHICH WOULD RESTRICT PRICING, PROFITABILITY AND DEMAND FOR THE TESTS.

        The continued success of the ACIS depends upon its ability to replace or augment existing procedures, most, if not all of which, are deemed to be eligible expenses and are covered by the medical insurance industry. To date, we have been successful in receiving widespread favorable reimbursement from the Medicare program and from other public and private payors, but we cannot assure you that we will continue to be able to achieve these favorable reimbursement levels.

        From time to time, Congress has considered restructuring the delivery and financing of healthcare services in the United States. We cannot predict what form of legislation, if any, may be implemented or the effect of this legislation on our business. It is possible that future legislation will contain provisions which may adversely affect our business, operating results and financial condition. It is also possible that future legislation could result in modifications to the nation's public and private healthcare insurance systems, which could negatively affect reimbursement policies, or encourage integration or reorganization of the healthcare delivery system in a manner that could negatively affect us. We cannot predict what legislation, if any, relating to its business or to the healthcare industry may be enacted, including legislation of third party reimbursement, or what effect any of this legislation may have on our business.

        OUR STRATEGY FOR THE DEVELOPMENT AND COMMERCIALIZATION OF THE ACIS PLATFORM CONTEMPLATES COLLABORATIONS WITH THIRD PARTIES, MAKING US DEPENDENT ON THEIR SUCCESS.

        We have entered into and intend to continue to enter into corporate collaborations for the development of new applications, clinical collaborations with respect to tests using the ACIS and strategic alliances for the distribution of the ACIS and the tests. We may, therefore, depend upon the success of third parties in performing their responsibilities. We cannot assure you that we will be able to enter into arrangements that may be necessary in order to develop and commercialize our products, or that we will realize any of the contemplated benefits from these arrangements. Furthermore, we cannot assure you that any revenues or profits will be derived from our collaborative and other arrangements.

        THE MEDICAL IMAGING TECHNOLOGY MARKET IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE, FREQUENT NEW PRODUCT INTRODUCTIONS AND EVOLVING INDUSTRY STANDARDS.

        The introduction of diagnostic tests embodying new technologies and the emergence of new industry standards can render existing tests obsolete and unmarketable in short periods of time. We expect competitors to introduce new products and services and enhancements to existing products and services. The life cycles of tests using the ACIS, and of the ACIS itself, are difficult to estimate. Our future success will depend upon our ability to enhance our current tests, to develop new tests, and to enhance and continue to develop the hardware and software included in the ACIS, in a manner that keeps pace with emerging industry standards. We cannot assure you that we will be successful in achieving all of these objectives, that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these tests, or that we will adequately meet the demands of the marketplace and achieve market acceptance. Our inability to accomplish any of these endeavors will have a material adverse effect on our business, operating results and financial condition.

        ANY BREAKDOWN IN THE PROTECTION OF OUR PROPRIETARY TECHNOLOGY, OR ANY DETERMINATION THAT OUR PROPRIETARY TECHNOLOGY INFRINGES ON THE RIGHTS OF OTHERS, COULD MATERIALLY AFFECT OUR BUSINESS.

        Our commercial success will depend in part on our ability to protect and maintain our proprietary technology and to obtain and enforce patents on our technology. We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We cannot assure you that our efforts will provide meaningful protection for our proprietary technology. We have applied for patents with the U.S. Patent & Trademark Office regarding specific aspects of the ChromaVision ACIS software technology and have one issued patent with a duration of approximately 16 years remaining. We cannot assure you that any patent applications we file or have filed will result in the issuance of patents or that any patents issued to us will afford protection against competitors that develop similar technology.

        THE MEDICAL DEVICE INDUSTRY HAS BEEN THE SUBJECT OF EXTENSIVE LITIGATION REGARDING PATENTS AND OTHER PROPRIETARY RIGHTS.

        Any claims of infringement by third parties, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. A determination that we are infringing the proprietary rights of others could have a material adverse effect on our products, revenues and income.

        PRODUCT LIABILITY CLAIMS COULD SUBJECT US TO SIGNIFICANT MONETARY
DAMAGE.

        The manufacture and sale of the ChromaVision ACIS entails an inherent risk of product liability arising from an inaccurate, or allegedly inaccurate, test or diagnosis. Although we maintain product liability insurance and have not experienced any material losses to date, the ACIS has not been widely used and we cannot assure you that we will be able to maintain or acquire adequate product liability insurance in the future. Any product liability claim against us could have a material adverse effect on our revenues and income.

        OUR ABILITY TO MAINTAIN OUR COMPETITIVE POSITION DEPENDS ON OUR ABILITY TO ATTRACT AND RETAIN HIGHLY QUALIFIED MANAGERIAL, TECHNICAL AND SALES AND MARKETING PERSONNEL.

        We believe that our continued success depends to a significant extent upon the efforts and abilities of our executive officers. The loss of any of our executive officers or senior managers could have a material adverse effect on our business, operating results and financial condition. We have no employment agreements with these people other than agreements to pay severance benefits under specific circumstances. Furthermore, our anticipated growth and expansion will require the addition of highly skilled technical, management, financial, sales and marketing personnel. Competition for personnel is intense, and our failure to hire and retain talented personnel or the loss of one or more key employees could have a material adverse effect on our business.

        RAPID GROWTH MAY PLACE SIGNIFICANT DEMANDS ON OUR PERSONNEL.

        We currently have limited management and administrative resources. If we are successful in implementing our strategy, we may experience a period of rapid growth and expansion which could place significant additional demands on our management and administrative resources. Our management team's failure to manage this potential growth effectively could have a material adverse effect on our business.

        SEVERAL AFFILIATED STOCKHOLDERS ARE IN A POSITION TO EXERT SUBSTANTIAL INFLUENCE OVER THE DIRECTION AND POLICIES OF CHROMAVISION WHICH COULD ADVERSELY AFFECT THE INTERESTS OF OTHER STOCKHOLDERS.

        Safeguard Scientifics, Inc. beneficially owns in the aggregate 6,553,859 shares of our common stock or approximately 32.21% of the outstanding shares of our common stock. As a result, Safeguard Scientifics, Inc. may be able to prevent corporate transactions such as mergers, consolidations or a sale of substantially all of our assets which might be favorable from the standpoint of us or the other stockholders.

        WE ARE SUBJECT TO RISKS RELATED TO INTERNATIONAL OPERATIONS WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

        In 2000, approximately 35% of our total revenue was generated from placements of the ACIS in foreign countries, all of which are in Europe, although we expect this percentage of revenue contributed by foreign countries to decline as we commercialize the ACIS in the United States. Transactions involving foreign countries subject us to risks not present in U.S. transactions, including requirements imposed by foreign regulatory agencies, currency rate fluctuation, export license requirements, the imposition of governmental controls, trade restrictions, changes in tariffs and difficulties in staffing and managing international operations. Our foreign revenues are generally denominated in four different non-U.S. Dollar currencies, and we do not believe that the risks associated with transactions in these currencies are material. Also, our total revenue from foreign placements and our total assets outside the United States are not concentrated or dependent on any one country, and we believe they do not represent a significant risk. Although we intend to concentrate on marketing in the United States for the near term, ultimately we expect to have increased activities in foreign countries, primarily in Europe, and if and when that happens we will have greater exposure to these risks of international operations.

        WE HAVE ADOPTED A STOCKHOLDER RIGHTS PLAN AND OTHER ARRANGEMENTS WHICH COULD INHIBIT A CHANGE IN CONTROL AND PREVENT A STOCKHOLDER FROM RECEIVING A FAVORABLE PRICE FOR HIS OR HER SHARES.

        Our board of directors has adopted a stockholders rights plan providing for discounted purchase rights to its stockholders upon specified acquisitions of our common stock. The exercise of these rights is intended to inhibit specific changes of control of our company. Our certificate of incorporation provides for the issuance of shares of preferred stock in amounts, in series and with rights, preferences and privileges as the board of directors determines. The issuance of preferred stock could have the effect of making it more difficult for a party to acquire control of our company. Also, we have entered into agreements with Douglas Harrington, M.D., our Chairman of the Board and Chief Executive Officer, and Kevin O'Boyle, our Executive Vice President, Operations and Chief Financial Officer, under which they could receive substantial payments in connection with a change of control of our company. Each of these arrangements could have the effect of preventing stockholders from disposing of their shares at a favorable price in connection with an acquisition of our company.

        WE HAVE NEVER PAID CASH DIVIDENDS ON OUR COMMON STOCK.

        We currently intend to retain future earnings for use in our business and, therefore, do not expect to declare or pay any cash or other dividends in the foreseeable future.

        THE TERMS OF THE SERIES D PREFERRED AND THE 2001 WARRANTS PROVIDE FOR ADJUSTMENTS THAT MAY RESULT IN SUBSTANTIAL DILUTION TO OTHER HOLDERS OF OUR COMMON STOCK AND MAY ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

        The Series D Preferred is initially convertible into common stock at a conversion price of $6.5746 per share, but that price is subject to a downward adjustment on July 10, 2002 if the prices at which our common stock is trading are lower at that time. The July 10, 2002 adjustment cannot result in a conversion price of less than $4.0019 per share (provided that the conversion price could be adjusted lower in certain circumstances described in the following paragraph). The 2001 Warrants issued with the Series D Preferred have a comparable provision which could result in a reduction of the initial exercise price of $6.8604 to a price as low as $4.0019 per share (which exercise price could be adjusted lower in certain circumstances described in the following paragraph). If the Series D Preferred were converted in full at $4.0019 per share instead of the $6.5746 conversion price, the number of shares of common stock issued would be 3,123,516 instead of 1,901,256 (assuming all the current dividends have been paid through the date of conversion). The 3,123,516 shares would represent approximately 13.4% of the number of shares of shares outstanding if they had been issued as of August 31, 2001. The comparable price adjustment provision of the 2001 Warrants does not affect the number of shares issuable upon exercise of those Warrants.


        The conversion price of the Series D Preferred and the exercise price of the 2001 Warrants are also subject to downward adjustment (without the $4.0019 per share limitation described in the previous paragraph) in the event of stock splits, stock dividends, and other events affecting our common stock, as well as issuances of additional shares at a price lower than the then effective conversion or exercise price or issuances of shares at a price below the trading prices of our common stock immediately prior to the issuance (determined as provided in the terms of the Series D Preferred and the 2001 Warrants and subject to certain exceptions). There is no limit on the amount of these downward adjustments. These adjustment provisions could result in substantial dilution to other holders of our common stock, and the making of any such adjustments or the issuance of substantially more shares of common stock after the adjustments are made could adversely affect the price of our stock. Anticipation of any of these adjustments could result in short selling of our common stock, which itself could adversely affect the price. Short selling involves a sale of stock which the seller does not own, as described in greater detail under "Plan of Distribution" below.

        THE ADJUSTMENT PROVISIONS OF THE SERIES D PREFERRED AND THE 2001 WARRANTS COULD ALSO SUBJECT US TO THE OBLIGATION TO REPURCHASE A PORTION OF THE SERIES D PREFERRED AND THE 2001 WARRANTS AT A SUBSTANTIAL PREMIUM TO THE PRICE PAID BY INVESTORS.

        If, as a result of the adjustment provisions, the number of shares of common stock issuable upon conversion of the Series D Preferred and exercise of the 2001 Warrants exceeds 4,020,649 (which is 19.99% of the number of shares of common stock outstanding when the Series D Preferred and 2001 Warrants were issued) and we have not obtained stockholder approval for the issuance, the holders of the then outstanding shares of Series D Preferred and the 2001 Warrants have the right to compel us to redeem the shares of Series D Preferred and the 2001 Warrants which cannot be converted or exercised as a result of the 19.99% limitation. If such a redemption occurred on October 15, 2001, the amount we would have to pay to redeem the Series D Preferred would be $1,213.60 per share of Series D Preferred and no amount would be payable for the 2001 Warrants because the exercise price exceeds the closing prices of our common stock since the 2001 Warrants were issued. If the highest closing price of our common stock exceeded the exercise price at any time between the event triggering the redemption and the trading day immediately prior to the redemption, we would have to pay that difference multiplied by the number of shares of common stock then issuable upon exercise of the 2001 Warrants to be redeemed. The use of substantial cash resources for these redemptions could have a substantial adverse effect on our business, results of operations and financial condition.


        THE TERMS UPON WHICH THE SERIES D PREFERRED AND THE 2001 WARRANTS WERE ISSUED COULD SUBJECT US TO SUBSTANTIAL LIQUIDATED DAMAGES AND A FURTHER OBLIGATION TO REDEEM THE SERIES D PREFERRED AND THE 2001 WARRANTS AT A PREMIUM TO THE PRICE PAID BY THE INVESTORS IF CERTAIN EVENTS OCCUR, INCLUDING OUR FAILURE TO MAINTAIN THE DESIGNATION OF OUR COMMON STOCK FOR TRADING ON THE NASDAQ NATIONAL MARKET. THE FAILURE TO MAINTAIN THE DESIGNATION OF OUR COMMON STOCK FOR TRADING ON THE NASDAQ NATIONAL MARKET COULD HAVE A MATERIAL ADVERSE EFFECT ON THE PRICE OF THE STOCK BECAUSE SOME HOLDERS OF THE STOCK MAY BE UNABLE OR UNWILLING TO HOLD SHARES THAT ARE NOT TRADED ON ONE OF THE PRINCIPAL U.S. MARKETS.


        The amount payable as liquidated damages is determined pursuant to a complex formula. If the liquidated damages were calculated as of October 15, 2001, we would be obligated to make an initial payment of $250,000. In addition, we would be obligated to pay $218,165 for each 30 days (or portion thereof) thereafter until the deficiency is remedied (assuming a valuation date of October 15, 2001). If any shares of common stock had been issued upon conversion of the Series D Preferred or as a dividend thereon as of October 15, 2001, the amount payable for each 30 days (or portion thereof) could be substantially higher.



        If the deficiency is not remedied within a specified cure period (which varies depending upon the particular deficiency), then we may be required to redeem the outstanding shares of Series D Preferred, the 2001 Warrants and any common stock issued upon conversion of the Series D Preferred, as a dividend thereon or upon exercise of the 2001 Warrants. The amount of the redemption price determined as of October 15, 2001 would be $15,169,977. If the highest closing price of our common stock exceeded the conversion price of the Series D Preferred or exceeded both the conversion price of the Series D Preferred and the exercise price of the 2001 Warrants at any time between the event triggering the redemption and the trading day immediately prior to the redemption, the redemption price would be increased and the increase could be substantial.



        The events that could result in such liquidated damages and redemption and the manner in which they are calculated are described in "Terms of the Series D Preferred and the Related 2001 Warrants." If we were obligated to redeem the Series D Preferred, the 2001 Warrants and any such shares of common stock, we would have to obtain additional financing to do so, and it is not certain that the financing either would be available or would be available on reasonable terms.

                              SELLING STOCKHOLDERS

        The following table sets forth the name of each of the selling stockholders, the number of shares beneficially owned by each of the selling stockholders as of August 31, 2001, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by each of the selling stockholders after the offering is completed.

        The numbers of shares in the column "Number of Shares Being Offered" include 200% of the number of shares presently issuable upon conversion of the Series D Preferred and exercise of the 2001 Warrants. Such shares have been included in the registration statement of which this prospectus is a part in the event the conversion and exercise price adjustment provisions or other anti-dilution provisions of the Series D Preferred or the 2001 Warrants result in additional shares being offered or sold. The numbers of shares in the column "Number of Shares Being Offered" does not reflect the additional 394,736 shares offered under this prospectus which may be issued as common stock dividends on the Series D Preferred. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.


                      SHARES BENEFICIALLY OWNED                            SHARES BENEFICIALLY OWNED
                       PRIOR TO OFFERING(1)(2)           NUMBER OF               AFTER OFFERING
NAME OF SELLING       -------------------------         SHARES BEING      --------------------------
STOCKHOLDER             NUMBER      PERCENT(3)            OFFERED            NUMBER       PERCENT(3)
-----------           ----------   ------------         ------------      ------------    ----------
Halifax Fund,
L.P.(4)                 979,148       4.63%              1,958,296              0             0

Marshall Capital
Management
Inc.(5)                 391,659       1.90%                783,318              0             0

Castle Creek
Healthcare
Partners,
LLC(6)                  489,574       2.37%                979,148              0             0

CCL Fund,
LLC(7)                   97,915        .48%                195,830              0             0

Velocity
Investment
Partners
Ltd.(8)                 195,829        .96%                391,658              0             0

Vertical
International,
Ltd(9)                  195,829        .96%                391,658              0             0

Safeguard
Scientifics,
Inc.(10)               6,553,859      32.21%                636,375      6,015,399        29.62%
                            (11)

VennWorks LLC
(12)                     851,888       4.22%                233,175        618,713         3.06%
                            (13)



(1) Includes shares issuable upon conversion of Series D Preferred at a conversion price of $6.5746 per share as follows: Halifax Fund L.P. -- 760,502, Marshall Capital Management, Inc. -- 304,201, Castle Creek Healthcare

        Partners, LLC -- 380,251, CCL Fund, LLC -- 76,050, and Velocity Investment Partners Ltd. -- 152,100, Cartmore Enterprises, Inc. -- 152,100 and Safeguard Scientifics, Inc. -- 76,050.

(2) Includes shares issuable upon exercise of outstanding warrants at $6.8604 per share as follows: Halifax Fund L.P. -- 218,646, Marshall Capital Management, Inc. -- 87,458, Castle Creek Healthcare Partners, LLC -- 109,323, CCL Fund, LLC -- 21,865, Velocity Investment Partners Ltd. -- 43,729, Cartmore Enterprises, Inc. -- 43,799 and Safeguard Scientifics, Inc. -- 21,865.

(3) Based upon 20,170,260 shares outstanding at August 31, 2001 plus the number of shares that each designated security holder would receive upon conversion of convertible securities or exercise of warrants in full and assuming that no other security holder converted or exercised as to any shares of common stock.


(4) The sole general partner of Halifax Fund L.P. is Yarmouth Investments Ltd., a Cayman Islands exempted company ("Yarmouth"). The investment advisor of Halifax Fund, L.P. is The Palladin Group, L.P., a Texas limited partnership ("Palladin"), whose sole general partner is Palladin Capital Management, LLC, a Delaware limited liability company ("PCM"). Because its beneficial ownership arises solely from its status as the investment advisor of Halifax Fund, L.P., Palladin expressly disclaims equitable ownership of and pecuniary interest in any shares of ChromaVision capital stock. PCM and Yarmouth are controlled by Jeffrey Devers and PCM, Yarmouth and Mr. Devers expressly disclaim equitable ownership of and pecuniary interest in any shares of ChromaVision capital stock if they may be deemed to have or share voting and investment power over shares held by Halifax Fund L.P.

(5) No individuals have or share voting power and investment control over the shares held by Marshall Capital Management, Inc. This entity is owned through various subsidiaries of Credit Suisse Group, a public company listed on the Zurich stock exchange.

(6) As investment manager under a management agreement, Castle Creek Partners, LLC may exercise dispositive and voting power with respect to the shares owned by Castle Creek Healthcare Partners, LLC. Castle Creek Partners, LLC disclaims beneficial ownership of such shares. Daniel Asher is managing member of Castle Creek Partners, LLC. Mr. Asher also disclaims beneficial ownership of the shares owned by Castle Creek Healthcare Partners, LLC.

(7) As investment manager under a management agreement, Castle Creek Life Sciences Partners, LLC may exercise dispositive and voting power with respect to the shares owned by CCL Fund, LLC. Castle Creek Life Sciences Partners, LLC disclaims beneficial ownership of such shares. Daniel Asher and Nathan Fischel are managing members of Castle Creek Life Sciences Partners, LLC. Mr. Asher and Mr. Fischel also disclaim beneficial ownership of the shares owned by CCL Fund, LLC.

(8) John Ziegelman, as President of Velocity Asset Management, LLC, the investment manager for Velocity Investment Partners, Ltd., may be deemed to have or share voting power and investment control over the shares held by Velocity Investment Partners, Ltd. Mr. Ziegelman disclaims beneficial ownership of the shares held by Velocity Investment Partners, Ltd.

(9) Richard Abbe has voting and investment control over the securities beneficially owned by Vertical International, Ltd. (formerly Cartmore Enterprises Inc.).

(10) Safeguard Delaware, Inc. is a wholly-owned subsidiary of Safeguard Scientifics, Inc. No person or entity owns more than 5% of the outstanding shares of Safeguard Scientifics, Inc. Members of the Board of Directors of Safeguard Delaware, Inc. are executive offices of Safeguard Scientific, Inc. Such executive officers may be deemed to share voting and investment power with respect to the shares held by Safeguard Delaware, Inc.


(11) Includes 40,050 shares issuable upon exercise of outstanding warrants at $12.48 per share and 324,612 outstanding shares deliverable upon conversion of indebtedness owed to a wholly-owned subsidiary of Safeguard Scientifics, Inc. by XL Vision.


(12) The Board of Directors of Venn Works LLC share the voting and investment control over the securities shown in the table.

(13) Includes 16,020 shares issuable upon exercise of outstanding warrants at $12.48 per share.


        None of the selling stockholders has had a material relationship with us within the past three years, except as follows:


        - In September 2000 we sold 400,495 shares of our common stock in a private placement to a wholly-owned subsidiary of Safeguard Scientifics, Inc. and 160,198 shares in the same transaction to VennWorks LLC. These shares were sold at $12.48 per share and were accompanied by warrants to purchase 40,050 shares for the subsidiary of Safeguard Scientifics, Inc. and 16,020 shares for VennWorks LLC at the same price. The warrants have terms of five years.

        - Michael F. Cola, Vice President of Operations and Management Services of Safeguard Scientifics, Inc., is a director of our company, and Richard Morgan, Chief Executive Officer of VennWorks LLC, is a director of our company.

        - In January 2001 VennWorks LLC agreed to purchase additional shares of our common stock for an aggregate of up to $5 million at a price per share based upon the average closing price of our common stock on the Nasdaq National Market in a twenty trading-day window prior to our request to purchase and subject to a minimum price of $7 per share and a maximum price of $14 per share. The first $2 million of that amount was scheduled for investment during the second quarter of 2001 under amended terms which, among other things, provided for an upward adjustment to the $7 minimum price for an interest factor relating to the delay in the purchase of the shares. Of the $2,000,000, $400,000, or 56,957 shares have been purchased at prices ranging from $7 to $7.04 per share, and are included in the offering contemplated by this prospectus. VennWorks has missed the payments of the balance of the $2 million. As a result we have accelerated the date when the entire balance of the shares were to be purchased. VennWorks failed to complete the purchase and has advised us that it does not have the funds to make the purchase.

        - We have historically had an administrative services agreement with Safeguard Scientifics, Inc. and XL Vision, Inc. under which Safeguard and XL Vision provided us with administrative support services, including management consultation, investor relations, legal services and tax planning. In consideration for these services, we were obligated to pay an annual fee of 0.75% of our gross revenues each year to Safeguard and 0.75% to XL Vision, up to a maximum of

                $300,000 per year in the aggregate. Fees were to accrue until we achieved positive cash flow from operations. Effective April 1, 2000, this agreement and the obligation to make payments thereunder were mutually terminated without any payment. ChromaVision had accrued charges of approximately $9,000 at the time of termination.

        - Halifax Fund, L.P., Marshall Management, Inc., Castle Creek Healthcare Partners, LLC, CCL Fund, LLC, Velocity Investment Partners Ltd., Cartmore Enterprises, Inc. and a wholly-owned subsidiary of Safeguard Securities, Inc. all purchased shares of Series D Preferred and 2001 Warrants to purchase common stock as indicated in the table above on July 10, 2001 for $1,000 per share of Series D Preferred.


                Marshall Capital Management, Inc. is, and each of Halifax Fund L.P., Castle Creek Healthcare Partners, Inc. and CCL Fund, LLC may be, affiliated with a registered broker-dealer. Each of them purchased the shares of Series D Preferred and the 2001 Warrants in the ordinary course of business, and at the time of the purchase they had no agreements or understandings, directly or indirectly, with any person to distribute the Series D Preferred, the 2001 Warrants or any shares of common stock to be issued upon conversion of the Series D Preferred, as a dividend thereon or upon exercise of the 2001 Warrants.

                              PLAN OF DISTRIBUTION

        The selling stockholders may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made through the automated quotation system of the Nasdaq National Market on the facilities of any national exchanges on which the common stock is then traded or at prices and at terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:


        - a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

        - purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus;

        - an exchange distribution in accordance with the rules of an exchange;

        - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and


        -       in privately negotiated transactions.

        To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the amendment or supplement will disclose:

        - the name of each selling stockholder and of the participating broker-dealer(s);

        -       the number of shares involved;

        -       the price at which the shares were sold;

        - the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

        - that one or more broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

        -       other facts material to the transaction.

        From time to time a selling stockholder may transfer, pledge, donate or assign its shares of common stock to lenders or others in a transaction not involving a public offering, and each of such persons will be deemed to be a "selling stockholder" for purposes of this prospectus. The number of shares of common stock beneficially owned by the selling stockholder will decrease as and when it takes such actions. The plan of distribution for the selling stockholders' shares of common stock sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees, or the successors will be selling stockholders hereunder.

        The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out short positions. Short selling involves a sale of stock in which the seller "borrows" the shares to be sold from another stockholder, with an obligation to deliver replacement shares to the person from whom the seller obtained the "borrowed" shares. If the seller is able to purchase replacement shares for less than the amount for which the seller was able to sell the borrowed shares, the seller will make a profit. If the seller must pay more to purchase replacement shares than the seller was able to make from selling the borrowed shares, the seller will suffer a loss. Such short sales typically are made in anticipation of a drop in the price of the stock. Short selling and related kinds of transactions can adversely affect the price of the stock. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

        In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the sales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

        The shares will be sold only through registered or licensed brokers or dealers, if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, and may be subject to Regulation M, which could limit the timing of purchases and sales of shares of our common stock by the selling stockholders and certain other persons.

        We will bear expenses and fees in connection with issuance of the Series D Preferred and the 2001 Warrants and the registration of the shares of common stock described in this prospectus, which we estimate will be approximately $90,000. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders and we have agreed to indemnify each other and other related parties against specified liabilities, including liabilities arising under the Securities Act of 1933, as amended. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act.

              TERMS OF THE SERIES D PREFERRED AND THE 2001 WARRANTS

        On July 10, 2001 we issued an aggregate of 12,500 shares of Series D Preferred to seven institutional investors as well as the 2001 Warrants to purchase an aggregate of 546,615 shares of our common stock for an aggregate purchase price of $12,500,000. The net proceeds from the issuance of these securities will be used for general operating purposes, including increasing the size of our direct sales and marketing organization.



        The following paragraphs summarize the material terms of the Series D Preferred and the 2001 Warrants. The terms and conditions of the Series D Preferred and the 2001 Warrants were determined through arms-length negotiations between us and our advisors, on the one hand, and the purchasers of such securities, on the other. The following summary is qualified in its entirety by reference to Exhibits 4.2 and 4.3 to our Current Report on Form 8-K filed on July 12, 2001 which is incorporated by reference into this prospectus. These exhibits contain the complete text of the certificate of designations of the rights, preferences and privileges of the Series D Preferred and the complete text of the form of the 2001 Warrants, as well as the related securities purchase agreement and registration rights agreement.


        The Series D Preferred bears a 5% cumulative annual dividend, payable semi-annually in cash or shares of our common stock. The 5% is calculated on the "Liquidation Value," which is defined as the initial purchase price of $1,000 per share of the Series D Preferred, plus all then accrued and unpaid dividends, plus any accrued and unpaid liquidated damages owed to the holders as described below under "Liquidated Damages." The Series D Preferred is initially convertible at the holder's option into an aggregate of 1,901,256 shares of our common stock at the initial conversion price of $6.5746 per share, and the Series D Preferred must be redeemed by us on July 10, 2004 for the Liquidation Value.

CONVERSION AND EXERCISE RIGHTS

        Each share of Series D Preferred is convertible into a number of shares of common stock equal to the Liquidation Value (as defined above) divided by the then effective Conversion Price. The initial Conversion Price is subject to adjustment on July 10, 2002 to the lower of (a) the initial Conversion Price ($6.5746) and (b) the average of the daily volume weighted average sale prices for our common stock during the 15 consecutive trading days immediately preceding July 10, 2002. This first anniversary adjustment alone cannot result in an adjusted Conversion Price for the Series D Preferred of less than $4.0019. Depending upon the trading price of our common stock during the adjustment period, a reduction in the Conversion Price could make the Series D Preferred convertible into substantially more shares of our common stock than at present, resulting in potentially significant dilution to the other holders of our common stock and a reduction in the market price of our Common Stock.

        In addition, the Conversion Price of the Series D Preferred is subject to adjustment in the event of stock splits, stock dividends, and other events affecting our common stock, as well as the issuance of additional shares of our common stock or securities exercisable or exchangeable for our common stock (or reductions in the conversion or exercise price of any outstanding convertible securities) at an effective price per share less than (i) the closing sale price of our common stock on the day before the additional shares are issued or (ii) the then effective Conversion Price of the Series D Preferred. The $4.0019 per share limitation above does not apply to these adjustments. Any such downward adjustment also could make the Series D Preferred convertible into substantially more shares of our common stock than at present, with corresponding dilution to the holders of our common stock upon the subsequent conversion of the Series D Preferred, and could adversely affect the market price of our common stock.

        Subject to certain limitations, the Series D Preferred may be converted into shares of our common stock at our option if the volume weighted average trading price of our common stock equals or exceeds 175% of the initial Conversion Price of the Series D Preferred for 20 out of 30 consecutive trading days occurring after July 10, 2002. Our ability to pay dividends on the Series D Preferred in shares of our common stock is subject to certain limitations, and the number of shares to be issued as dividends is determined using 95% of the average of the closing bid prices of our common stock over the five consecutive trading days immediately preceding the dividend payment date.

        The 2001 Warrants are initially exercisable at the holder's option at an initial exercise price of $6.8604 per share at any time after issuance for a period of five years. The terms of the 2001 Warrants also contain provisions for adjustments which could result in the issuance of substantially more shares of common stock upon exercise than are issuable at present, corresponding dilution to the holders of our common stock upon the subsequent exercise of such warrants and an adverse effect on the market price of our common stock. The initial exercise price of the 2001 Warrants is subject to adjustment on July 10, 2002 to the lower of (a) the initial exercise price per share of common stock ($6.8604) and (b) the average of the closing bid prices for our common stock during the 20 consecutive trading days immediately preceding July 10, 2002. This first anniversary adjustment alone cannot result in an adjusted exercise price of less than $4.0019 per share.

        In addition, the exercise price also is subject to adjustment in the event of stock splits, stock dividends, and other events affecting the common stock, as well as for issuances of additional shares of our common stock or securities exercisable or exchangeable for our common stock (or reductions in the conversion or exercise price of any outstanding convertible securities) at an effective price per share less than (i) the average closing sale price of our common stock for the five trading days immediately preceding the issuance of the additional shares (or reduction in conversion or exercise price) or (ii) the then effective exercise price of the 2001 Warrants. The $4.0019 limitation referred to above does not apply to these adjustments. The terms of the 2001 Warrants provide that, to the extent that the exercise price is decreased (other than as a result of the first anniversary adjustment), the number of shares issuable upon exercise of the 2001 Warrants will be proportionately increased, such that the aggregate exercise price remains the same but the number of shares of our common stock issuable upon exercise increases. The result could be the issuance of substantially more shares of our common stock upon the subsequent exercise of the 2001 Warrants, with correspondingly substantial dilution of the holders of our then outstanding common stock and an adverse effect on the market price of the common stock.

REDEMPTION


        As described above, we are obligated to redeem the outstanding Series D Preferred on July 10, 2004 for the Liquidation Value (as defined above). In addition, under certain circumstances we may be obligated to redeem the outstanding Series D Preferred and the 2001 Warrants and the shares of common stock issued upon conversion of the Series D Preferred and the exercise of the 2001 Warrants for a higher amount that we refer to as the "Premium Redemption Amounts". The Premium Redemption Amount for the Series D Preferred would be equal to the greater of:


      [ ] 120% of the Liquidation Value and

      [ ] 120% of the dollar amount which is the product of (i) the number of shares of common stock issuable upon conversion of the shares of Series D Preferred to be redeemed, multiplied by (ii) the highest closing price of the common stock during the period starting with the date the right to require redemption arose and ending on the day immediately prior to the actual redemption of the Series D Preferred.

The Premium Redemption Amount for the Series D Preferred as of October 15, 2001 was $1,213.60 per share of $15,169,977 for all outstanding shares.

        The Premium Redemption Amount for the 2001 Warrants would be 120% of the dollar amount which is the product of:

        [ ] the number of shares of common stock issuable upon exercise of the 2001 Warrants to be redeemed, multiplied by



        [ ] the difference between (i) the highest closing price of the common stock during the period starting with the date the right of required redemption arose and ending on the date immediately prior to the actual redemption of the 2001 Warrants being redeemed minus
             (ii) the exercise price of such 2001 Warrants.

The Premium Redemption Amount for the 2001 Warrants as of October 15, 2001 was zero, because the closing prices of our common stock have been less than the exercise price of the Warrants since the Warrants were issued.

        The Premium Redemption Amount for the shares of common stock issued upon conversion of the Series D Preferred, as a dividend thereon or upon exercise of the 2001 Warrants is the greater of:

        [ ] 120% of the amount which is the produce of (i) number of shares to be redeemed multiplied by (ii) the highest closing price of the common stock during the period starting with the date the right to require redemption arose and ending on the day immediately prior to the actual redemption of the shares; or

        [ ] 120% of the Liquidation Value of the Series D Preferred Shares which were converted into the common shares being redeemed or 120% of the aggregate exercise price for the Warrants which were exercised for the Warrant Shares being redeemed.

The Premium Redemption Amount for the shares of common stock described above was zero on October 15, 2001 because no such shares had been issued.

        The events that can result in our obligation to redeem the outstanding Series D Preferred, the 2001 Warrants and the shares of common stock issued upon conversion of the Series D Preferred, as a dividend thereon or upon exercise of the 2001 Warrants are the following:


                (a) the suspension of trading, delisting or cessation of quoting prices of our common stock on the Nasdaq National Market for five consecutive trading days (unless our shares are then listed or are eligible for trading on the New York Stock Exchange, American Stock Exchange or the Nasdaq Small Cap Market);

                (b) the inability of the holders to sell shares of common stock issued upon the conversion of the Series D Preferred or as a dividend thereon or upon exercise of the 2001 Warrants for a period of five consecutive trading days (or an aggregate of 20 trading days in any twelve-month period) under the registration statement of which this prospectus is a part as a result of any event that causes this prospectus to include an untrue statement of material fact or to omit a statement of material fact required to be stated in this prospectus or necessary to make the statements in this prospectus not misleading, or the issuance of any suspension or stop order with respect to such registration statement, or our failure to deliver unlegended certificates evidencing the shares of common stock as required by the transaction documents;

                (c) our failure to maintain sufficient authorized and unissued shares of common stock available for conversion of the Series D Preferred or exercise of the 2001 Warrants;

                (d) our failure to comply with any other material provision of the transaction documents that is not cured within ten days after our receipt of written notice of the failure or such longer period of time up to thirty days as may be necessary to cure the breach if the breach is of such a nature that it cannot reasonably be cured within the ten day period and we diligently proceed to cure the breach;

                (e) any material breach of our representations or warranties made in the transaction documents; or

                (f) the commencement of certain bankruptcy proceedings or certain such other events with respect to insolvency.



Our obligation to redeem upon the occurrence of any of these events is subject, in some instances, to our right to cure or the passage of specified time periods.

        In addition to the redemption obligations described above, each holder of the Series D Preferred can require us to redeem its Series D Preferred at a redemption price equal to 120% of the Liquidation Value then in effect if any Change in Control Transaction is announced, is pending or occurs. A "Change in Control Transaction" includes

        - consolidation, merger or other business combination of ChromaVision with any other entity or person,

        - any transaction in which the holders of our voting stock before the transaction hold less than 50% of the voting power of the surviving corporation after the transaction,

        - the replacement of more than 50% of the members of our Board of Directors without the approval of the persons who are the members of our Board of Directors prior to such replacement,

        - a sale or transfer of all or substantially all of our assets in one or more transactions or

        - if we enter into an agreement providing for any of these types of transactions pursuant to which our common stock would be reclassified into other securities, cash or property.


Liquidated Damages

        We are also obligated to pay substantial liquidated damages upon the occurrence of the events described in (a), (b), and (c) of the preceding paragraph. The amount of the liquidated damages is equal to

        - 2% of the aggregate purchase price paid for the Series D Preferred and the 2001 Warrants plus,

        - for each 30-day period thereafter until the deficiency has been remedied, 1.5% of the sum of the purchase price paid for the Series D Preferred then held by each holder and the fair market value of the shares of common stock then held by each holder and issued upon conversion of the Series D Preferred, as dividends thereon or upon exercise of the 2001 Warrants.


If the liquidated damages were calculated as of October 15, 2001, the initial payment would be $250,000. In addition, we would be obligated to pay $218,165 for each 30 days (or portion thereof) thereafter until the deficiency is remedied (assuming a valuation date of October 15, 2001). If any shares of common stock had been issued upon conversion of the Series D Preferred or as a dividend thereon as of October 15, 2001, the amount payable for each 30 days (or portion thereof) could be substantially higher.

VOTING

        Holders of the Series D Preferred vote with the holders of our common stock on matters upon which holders of the common stock are entitled to vote. Holders of the Series D Preferred also vote as a class on any amendment to, or repeal of, the certificate of designations designating the Series D Preferred as a series of our preferred stock and establishing the rights, preferences and privileges of the Series D Preferred and on any amendment to our Certificate of Incorporation or Bylaws that may adversely affect the rights, preferences, obligations or privileges of the Series D Preferred. Holders of Series D Preferred have one vote for each share of common stock into which their shares of Series D Preferred are then convertible.

LIMITATIONS ON NUMBER OF SHARES OF COMMON STOCK ISSUABLE

        The transaction documents pursuant to which the Series D Preferred and the 2001 Warrants were issued provide that the number of shares of common stock issuable upon conversion of the Series D Preferred, issued as dividends thereon and issued upon exercise of the 2001 Warrants cannot result in the issuance of more than 4,020,649 shares of our common stock, which represents 19.99% of the shares outstanding on the date that the Series D Preferred and the 2001 Warrants were issued, unless stockholder approval is first obtained. If the adjustment provisions would result in the issuance of a number of shares that exceeds 85% of that maximum amount, we are required to promptly call a stockholders meeting to obtain stockholder approval for the issuance of the shares in excess of the maximum amount. If stockholder approval is not obtained within 60 days or we have not complied with our obligations with respect to stockholder approval, then each holder of the Series D Preferred and 2001 Warrants will have the right to sell us that number of shares of Series D Preferred and/or 2001 Warrants which cannot be converted or exercised due to the maximum limitation for the Premium Redemption Amount.

        The reason for this provision imposing a maximum number of shares which can be issued is that the Nasdaq National Market requires stockholder approval for any transaction which results or could result in the issuance of shares having more than 20% of the voting power of the shares then outstanding at a price less than the greater of book or market value. Failure to comply with that requirement could result in termination of the designation of our stock as a Nasdaq National Market security. Any such termination would mean we would have to seek arrangements for the trading of our stock on a different market, and we cannot assure you that any such arrangements could be made. Any such termination could also be expected to have an adverse effect on the price of our common stock.

        The terms of the Series D Preferred and the 2001 Warrants provide that shares of common stock cannot be issued upon conversion or exercise if the issuance would result in the holder owning beneficially more than 9.9% of the outstanding shares of our common stock (including shares acquired in other ways). The reason for this provision is to prevent the holders of the Series D Preferred and the 2001 Warrants from becoming subject to the provisions of
Section 16 of the Securities Exchange Act of 1934, which applies to officers, directors and beneficial holders of 10% or more of an issuer's outstanding shares. Under Section 16, the issuer can recover any profit realized by persons subject to the section from the purchase and sale or sale and purchase of shares within a six month period if the shares are registered under the Securities Exchange Act of 1934. If this limitation would be exceeded, the right to convert the Series D Preferred or exercise the 2001 Warrants would be suspended. This 9.9% limitation does not apply to Safeguard Delaware, Inc., which together with its affiliates already owned beneficially more than 10% of our outstanding shares.

                                  LEGAL MATTERS

        Gibson, Dunn & Crutcher LLP, Los Angeles, California, will pass on the validity of the shares of common stock being registered.

                                     EXPERTS

        The consolidated balance sheets of ChromaVision Medical Systems, Inc. and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy the Registration Statement on Form S-3 of which this prospectus is a part (File No. 333-67166), as well as reports, proxy statements and other information filed by us, at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Securities and Exchange Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain copies of this material from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can call the Securities and Exchange Commission at 1-800-732-0330 for information regarding the operations of its Public Reference Room. The Securities and Exchange Commission also maintains a World Wide Web site at http:\www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants like our company that file electronically.

        The Securities and Exchange Commission allows this prospectus to "incorporate by reference" other information that we file with the Commission, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities that we have registered:

        1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, including information in our Proxy Statement in connection with our 2000 Annual Meeting of Stockholders;

        2. Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2001 and June 30, 2001;


        3.      Our Current Report on Form 8-K filed on July 12, 2001; and


        4. The description of our common stock contained in our Registration Statement on Form 8-A filed June 19, 1997, and all amendments filed for the purposes of updating that description.

        The reports and other documents that we file after the date of this prospectus will update and supersede the information in this prospectus.

        If you make a request for this information in writing or by telephone, we will provide you without charge, a copy of any or all of the information incorporated by reference in the registration statement of which this prospectus is a part. Requests for this information should be submitted in writing to:
ChromaVision Medical Systems, Inc., 33171 Paseo Cerveza, San Juan Capistrano, California 92675, (888) 443-3310, Attn: Executive Vice President, Operations and Chief Financial Officer.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY SHARES OF CHROMAVISION MEDICAL SYSTEMS, INC. COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE CHROMAVISION COMMON STOCK.


                                5,964,194 SHARES

                              [CHROMA VISION LOGO]

                       CHROMAVISION MEDICAL SYSTEMS, INC.

                                  COMMON STOCK

                              --------------------

                             PRELIMINARY PROSPECTUS

                              --------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the estimated fees and expenses payable by ChromaVision Medical Systems, Inc. in connection with the issuance and distribution of the securities registered:

Registration fee.......................................     $    7,373.23
Printing, duplicating and engraving expenses...........          7,500.00
Legal fees and expenses, other than Blue Sky...........         60,000.00
Transfer Agent and Registrar fees......................          1,000.00
Accounting fees and expenses...........................         15,000.00
Blue sky fees and expenses.............................          1,000.00
Miscellaneous..........................................         10,000.00
                                                            -------------
Total..................................................     $  101,873.23
                                                            =============

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the Delaware General Corporation Law (the "DGCL") makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify our officers and directors under some circumstances from liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933. Our charter and bylaws provide, in effect, that, to the fullest extent and under the circumstances permitted by
Section 145 of the DGCL, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is our director or officer or is or was serving at our request as a director or officer of another corporation or enterprise. We may, in our discretion, similarly indemnify our employees and agents. The charter relieves our directors from monetary damages to our stockholders or us for breach of such director's fiduciary duty as directors to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (a) for a breach of the duty of loyalty, (b) for failure to act in good faith, (c) for intentional misconduct or knowing violation of law, (d) for willful or negligent violation of specific provisions in the DGCL imposing some requirements with respect to stock repurchases, redemption and dividends, or (e) for any transactions from which the director derived an improper personal benefit. Depending upon the character of the proceedings, under Delaware law, we may indemnify against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interest, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful. To the extent that directors or officers have been successful in the defense of any action, suit or proceeding referred to above, we will be obligated to indemnify him or her against expenses, including attorneys' fees, actually and reasonably incurred in connection therewith. We will continue to maintain our director and officer liability insurance policy in the amount of at least $3 million.

ITEM 16. EXHIBITS.

        See the Exhibit Index attached to this Registration Statement and incorporated by reference.

ITEM 17. UNDERTAKINGS.

RULE 415 OFFERING.

        The undersigned registrant hereby undertakes:

        (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a) (1) (i) and (a) (1) (ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

REQUEST FOR ACCELERATION OF EFFECTIVE DATE.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Juan Capistrano, State of California, on October 19, 2001.



                                            CHROMAVISION MEDICAL SYSTEMS, INC.


Dated: October 19, 2001                     /s/ Douglas S. Harrington, M.D.
                                            ------------------------------------
                                            Douglas S. Harrington, M.D.,
                                            Chairman of the Board and
                                            Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


Dated: October 19, 2001                     /s/ Douglas S. Harrington, M.D.
                                            ------------------------------------
                                            Douglas S. Harrington, M.D.,
                                            Chairman of the Board, Chief
                                            Executive Officer, and Director
                                            (Principal Executive Officer)



Dated: October 19, 2001                     /s/ Kevin C. O'Boyle
                                            ------------------------------------
                                            Kevin C. O'Boyle,
                                            Executive Vice President, Operations
                                            and Chief Financial Officer
                                            (Principal Financial and Accounting
                                            Officer)

Dated:
                                            ------------------------------------
                                            Michael F. Cola, Director

Dated: October 19, 2001                      *
                                            ------------------------------------
                                            Richard C.E. Morgan, Director

Dated:
                                            ------------------------------------
                                            Mary Lake Polan, M.D., Ph.D.,
                                            Director

Dated: October 19, 2001                     *
                                            ------------------------------------
                                            Charles A. Root, Director

Dated: October 19, 2001                     *
                                            ------------------------------------
                                            Thomas R. Testman, Director

Dated: October 19, 2001                     *
                                            ------------------------------------
                                            Jon R. Wampler, Director

*       By:  /s/ Douglas S. Harrington, M.D.
           ---------------------------------
             Douglas S. Harrington, M.D.,
             Attorney-in-Fact

                                    EXHIBITS


                                                                                 SEQUENTIALLY
EXHIBIT                                                                            NUMBERED
NUMBER                                 DESCRIPTION                                   PAGE
------                                 -----------                               -------------
 5.1*    Opinion of Gibson, Dunn & Crutcher LLP...............................
23.1     Consent of KPMG LLP..................................................       E-2
23.2*    Consent of Gibson, Dunn & Crutcher LLP
         (included in Exhibit 5.1)............................................



* Previously filed as an Exhibit to Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-67166), filed October 2, 2001.



                                      E-1